Exhibit 4.1

Sci-Tech Daresbury Keckwick lane, Daresbury WA4 4FS T: +44(0)1925606 471 www.bioamd.com
June 14, 2016

Re: Services Performed

Dear XXXXX and  XXXXX,

This letter agreement (the “Agreement”) confirms the terms and conditions previously agreed between Bio-AMD Inc. a Nevada corporation with IRS Employer Identification Number 20-5242826 having an address at Sci-Tech Daresbury, Keckwick Lane, Daresbury, Cheshire WA4 4FS UK (together with its affiliates, subsidiaries, predecessors, and successors, the “Company”) and XXXXX, an individual having an address at XXXXX and XXXXX, an individual having an address at XXXXX, the introducing agents (“Introducers”) in connection with the Phase 1 staged payments in an aggregate amount of £450,500 payable in tranches over a period of nine months (the “Investment”), and an optional Phase 2 funding, of the Company’s MIDS technology.

1. Services.

Work Performed.  The Company hereby acknowledges that the Introducers were solely responsible for making the introduction to the company which intends to make the Investment and have played an essential and very substantial role in negotiations and other work to facilitate the transaction.

2. Compensation.  As consideration for the services provided under this Agreement, the Company will pay fees as follows:

a. Introducer Fee. The Company and the Introducers hereby agree that there will be no cash fees due whatsoever.

b. Introducer  Financing Warrants.  Company shall sell to the Introducers or their nominee(s) a total in aggregate of 3,000,000 warrants (“Introducer Warrants”) in proportions to be instructed by the Introducers, the form of which is to be agreed, subject to certain terms listed in (c) below, to purchase equity securities (i.e. Common Stock), for the purchase price of $1 in total (excluding any additional cost to exercise the warrants).  The Introducer Warrants will contain a provision whereby Introducer will provide 61 calendar days written notice prior to the exercise of the Introducer Warrants, and no exercise will be permitted prior to June 15, 2017. Such Introducer Warrants will be for a term of five (5) years. The Introducer Warrants issued hereunder will have an exercise price of $0.10 (10 U.S. cents).  The Introducer Warrants will be either cashless or cash exercise, at the sole discretion of the Introducers and contain regular anti-dilution provisions and representations and warranties normal and customary for warrants issued to introducers, including a market standoff provision, and will not be callable or terminable prior to the expiration date. For clarity, there will be no “ratchet” adjustment made to the exercise price or number of shares underlying the Introducer Warrants in the event of subsequent financings The Introducer Warrants may be issued to any persons or entities designated by Introducer.

c. Terms. The Company has the right to make the sale of the Introducer Warrants at any time after the closing of the Investment and before the last Phase 1 Payment. In the event the Investment is not made in full, the Company will have the right to cancel the sale of the Introducer Warrants, or to negotiate revised terms, at the Company’s sole option.

d. Legends. The shares of Common Stock (the “Shares”) underlying the Introducer Warrants and all certificates representing such Shares shall bear a restrictive legend to the effect that the Shares represented by such certificate have not been registered under the Securities Act, and that the Shares may not be sold or transferred in the absence of such registration or an exemption therefrom.

 3. Complete Agreement; Amendments; Assignment. This Agreement sets forth the entire understanding of the parties relating to the subject matter hereof and supersedes and cancels any prior communications, understandings and agreements, whether oral or written, between the Introducers and the Company. This Agreement may not be amended or modified except in writing. The rights of Introducers hereunder shall be freely assignable to any affiliate of the Introducers, and this Agreement shall apply to, inure to the benefit of and be binding upon and enforceable against each of the parties and their successors and assigns.

4. Governing Law; Jurisdiction; Venue.  All aspects of the relationship created by this Agreement shall be governed by and construed in accordance with the laws of the State of New York.  All actions and proceedings which are not submitted to arbitration pursuant to Section 13 hereof shall be heard and determined exclusively in the state and federal courts located in the State of New York, and the Company and Kairos hereby submit to the jurisdiction of such courts and irrevocably waive any defense or objection to such forum, on forum non conveniens grounds or otherwise.  The parties agree to accept service of process by mail, to their principal business address, addressed to the chief executive officer and secretary thereof.  The parties hereby agree that this Section 12 shall survive the termination and/or expiration of this Agreement.

5. Severability.  Should any one or more covenants, restrictions and provisions contained in this Agreement be held for any reason to be void, invalid or unenforceable, in whole or in part, such unenforceability will not affect the validity of any other term of this Agreement, and the invalid provision will be binding to the fullest extent permitted by law and will be deemed amended and construed so as to meet this intent.  To the extent any provision cannot be so amended or construed as a matter of law, the validity of the remaining provisions shall be deemed unaffected and the illegal or invalid provision will be deemed stricken from this Agreement.

6. Section Headings.  The section headings herein are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

7. Counterparts.  This Agreement may be executed via facsimile transmission and may be executed in separate counterparts, each of which shall be deemed to be an original and all of which together shall constitute a single instrument.

8. Notice.  All notices, demands, and other communications to given pursuant to this Agreement shall be in writing and shall be personally delivered, sent by overnight delivery using a nationally recognized courier service, sent by facsimile transmission, or emailed.  Notice shall be deemed received: (a) if personally delivered, upon the date of delivery to the address of the receiving party; (b) if sent by overnight courier, the date actually received by the recipient; (c) if sent by facsimile or email, when sent.  The parties will each promptly notify the other of any changes to the following contact information.

Notices to Introducers shall be sent to:	Notices to the Company shall be sent to:

XXXXX.com	tom.barr@bioamd.com

[Signature Pages Follow]

If the above accords with your understanding and agreement, kindly indicate your consent hereto by signing below.  We look forward to a long and successful relationship with you.

Very truly yours,

Bio-AMD Inc.

By: Thomas Barr
CEO

ACCEPTED AND AGREED TO
AS OF THE DATE FIRST ABOVE WRITTEN

XXXXX

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By: XXXXX

XXXXX

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By: XXXXX